# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Happy City Holdings Limited, CIK 0002046656
CUSIP: G4337R109
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 30 Cecil Street, #19-08 Prudential Tower, Singapore, Singapore (U0), 00000
Date of event which requires filing of this statement: 09/20/2026
Filed by CIK 0002109990
Persons authorized to receive notices and communications: Suk Yee, Kwan, 30 Cecil Street, #19-08 Prudential Tower, Singapore, Singapore (U0), 00000, 65 97151351

## Reporting persons
- Suk Yee, Kwan (CIK 0002109990): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: [1] The Suk Yee, Kwan and Tak Shing, Lam (collectively, "Reporting Persons")previously held shared voting and dispositive power over 12,000,000 Class B Ordinary Shares of Happy City Holdings Limited (the "Company"), held indirectly through Happy City Group Limited ("Happy City Group" or "HCG"), a British Virgin Islands company. Jantin Investments Group Limited, which is owned 70% by Suk Yee, Kwan and 30% by Tak Shing, Lam, holds 51% of Happy City Group. Each Class B Ordinary Share is convertible into one Class A Ordinary Share and each of the Class B Ordinary Shares has twenty (20) votes per share.
  
  Pursuant to a Facility Letter dated April 17, 2026, Happy City Group pledged such 12,000,000 Class B Ordinary Shares to Sky Way Innovation Holdings Limited ("Sky Way") as collateral for a loan of US$1,000,000. On September 10, 2026, following an Event of Default, Sky Way issued a Notice of Enforcement and exercised its rights under the Facility Letter.
  
  The 12,000,000 Class B Ordinary Shares have been transferred to Sky Way on September 21, 2026 pursuant to such enforcement, and Suk Yee, Kwan no longer beneficially own any shares of the Company.
- Tak Shing, Lam (CIK 0002109996): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: [1] The Reporting Persons previously held shared voting and dispositive power over 12,000,000 Class B Ordinary Shares of Happy City Holdings Limited (the "Company"), held indirectly through Happy City Group, a British Virgin Islands company. Jantin Investments Group Limited, which is owned 70% by Suk Yee, Kwan and 30% by Tak Shing, Lam, holds 51% of Happy City Group. Each Class B Ordinary Share is convertible into one Class A Ordinary Share and each of the Class B Ordinary Shares has twenty (20) votes per share.
  
  Pursuant to a Facility Letter dated April 17, 2026, Happy City Group pledged such 12,000,000 Class B Ordinary Shares to Sky Way as collateral for a loan of US$1,000,000. On September 10, 2026, following an event of default, Sky Way issued a Notice of Enforcement and exercised its rights under the Facility Letter.
  
  The 12,000,000 Class B Ordinary Shares have been transferred to Sky Way on September 21, 2026 pursuant to such enforcement, and Tak Shing, Lam no longer beneficially own any shares of the Company.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Happy City Holdings Limited
Address of issuer's principal executive offices: 30 Cecil Street, #19-08 Prudential Tower, Singapore, Singapore (U0), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by Mr. Tak Shing Lam and Ms. Suk Yee Kwan.
Residence or business address: The principle business address for the Reporting Persons is : P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
Present principal occupation or employment: Mr. Tak Shing Lam was the chair of the Board and Director of the Company and Ms. Suk Yee Kwan is the Chief Executive Officer and Director of the Company
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours)
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
Mr. Tak Shing Lam: Hong Kong
Ms. Suk Yee Kwan: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D filed on March 16, 2026 is hereby amended and restated in its entirety as follows:

The Reporting Persons originally acquired their beneficial ownership of the Class B Ordinary Shares of Happy City Holdings Limited indirectly through Happy City Group Limited, a British Virgin Islands company, using personal funds. Jantin Investments Group Limited , which is beneficially owned by Suk Yee, Kwan and Tak Shing, Lam, holds 51% of Happy City Group Limited. Ms. Kwan is the spouse of Mr. Lam. By virtue of this relationship, Ms. Kwan and Mr. Lam shared the voting and dispositive power of the shares of the Company held by Happy City Group Limited. Each Class B Ordinary Share is convertible into one Class A Ordinary Share and each of the Class B Ordinary Shares has twenty (20) votes per share.

On April 17, 2026, HCG, as borrower, entered into a General Loan Facility with Sky Way Innovation Holdings Limited ("Sky Way" or the "Lender"), pursuant to a facility letter dated April 17, 2026 (the "Facility Letter"). Under the Facility Letter, Sky Way extended a loan to Happy City Group Limited in the principal amount of US$1,000,000 (the "Loan"), bearing interest at a rate of 2.9% per month. The Loan was drawn down on April 17, 2026, and was due for repayment on or before October 17, 2026.

A copy of the Facility Letter is attached hereto as Exhibit A and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed, the Reporting Persons acquired their beneficial ownership of the Class B Ordinary Shares as pre-IPO shareholders with the intent to exercise control over the Company and to actively participate in the management and strategic direction of the Company. Mr. Tak Shing Lam served as Chair of the Board and Director, and Ms. Suk Yee Kwan serves as Chief Executive Officer and Director of the Company.

As described in Item 3 above, on April 17, 2026, Happy City Group entered into the Facility Letter and pledged 12,000,000 Class B Ordinary Shares of the Company to Sky Way as collateral for the Loan. The Facility Letter provides that, upon the occurrence of an event of default, Sky Way shall be entitled, without further notice or consent of Happy City Group, to exercise all rights available under the Facility Letter, including but not limited to: (i) completing and dating the transfer instruments and selling, assigning, or otherwise disposing of the pledged shares at such price and on such terms as Sky Way deems fit, whether by private treaty or public auction; (ii) appropriating the proceeds of such sale towards discharge of the Loan and all accrued interest, default interest, costs, charges, and expenses; and (iii) retaining the pledged shares in satisfaction of all or part of the indebtedness.

On September 10, 2026, Happy City Group failed to pay the principal of US$1,000,000 and interest of US$139,200 on demand by Sky Way. This failure constitutes an Event of Default under the Facility Letter. On the same date, Sky Way issued a Notice of Enforcement exercising, with immediate effect, its rights under the Facility Letter and the pledge documents to enforce the security over the 12,000,000 Class B Ordinary Shares (the "Pledged Shares"). The 12,000,000 Class B Ordinary Shares held by Happy City Group have been transferred to Sky Way on September 21, 2026.

As a result of such transfer, the Reporting Persons have ceased to be beneficial owners of any shares of the Company.

A copy of the Notice of Enforcement is attached hereto as Exhibit B and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this filing, each of the Reporting Persons beneficially owns zero (0) ordinary shares of the Company. Prior to the events described herein, each Reporting Person was deemed to beneficially own, indirectly through HCG, 12,000,000 Class B Ordinary Shares, representing approximately 93.08% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares (based on 17,844,401 Class A Ordinary Shares and 12,000,000 Class B Ordinary Shares outstanding). Each Class B Ordinary Share was convertible into one Class A Ordinary Share and carried 20 votes per share.

As described in Items 3 and 4 above, Sky Way enforced its security interest in the Pledged Shares following the Event of Default, and the 12,000,000 Class B Ordinary Shares have been transferred to Sky Way on September 21, 2026. As a result, the Reporting Persons no longer beneficially own any ordinary shares of the Company.
Number of shares as to which each person has sole or shared power to vote or dispose:
With respect to each Reporting Person:
(i) Sole Voting Power: 0
(ii) Shared Voting Power: 0
(iii) Sole Dispositive Power: 0
(iv) Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days:
As described in Items 3 and 4 herein, on September 10, 2026, following the Event of Default under the Facility Letter, Sky Way enforced its security interest and the 12,000,000 Class B Ordinary Shares were transferred from Happy City Group to Sky Way on September 21, 2026.

Except as described herein, neither of the Reporting Persons has effected any other transactions in the Class A Ordinary Shares or Class B Ordinary Shares of the Company during the 60 days preceding the date of this filing.
Other persons with the right to receive dividends or sale proceeds: Sky Way Innovation Holdings Limited now holds the 12,000,000 Class B Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the share history previously disclosed in the Schedule 13D filed on March 16, 2026, the following contracts and arrangements, understandings, or relationships exist with respect to the securities of the Issuer:

On April 17, 2026, Happy City Group, as borrower, and Sky Way, as lender, entered into a loan facility pursuant to the Facility Letter. Under the Facility Letter, Sky Way extended a loan to Happy City Group in the principal amount of US$1,000,000 at an interest rate of 2.9% per month (effective rate of 34.8% per annum). The Loan was drawn down on April 17, 2026, and was due for repayment on or before October 17, 2026.. The foregoing description of the Facility Letter is qualified in its entirety by reference to the full text of the Facility Letter, a copy of which is attached hereto as Exhibit A.

On September 10, 2026, Sky Way issued a Notice of Enforcement to Happy City Group following Happy City Group's failure to pay the principal of US$1,000,000 and interest of US$139,200 on demand, which constitutes an event of default under the Facility Letter. Pursuant to the Notice of Enforcement, Sky Way exercised, with immediate effect, its rights under the Facility Letter to enforce the security over the 12,000,000 Class B Ordinary Shares.

Pursuant to the Notice of Enforcement, Sky Way completed and dated the transfer instruments in respect of the Pledged Shares, and the 12,000,000 Class B Ordinary Shares have been transferred to Sky Way on September 21, 2026. The foregoing description of the Notice of Enforcement is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit B.

Except as set forth herein and in the Schedule 13D filed on March 16, 2026, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Facility Letter dated April 17, 2026, between Sky Way Innovation Holdings Limited (as Lender) and Happy City Group Limited (as Borrower)

Exhibit B Notice of Security Enforcement dated September 10, 2026, from Sky Way Innovation Holdings Limited to Happy City Group Limited

## Signatures
- Suk Yee, Kwan: /s/ Suk Yee, Kwan, Suk Yee, Kwan/Director (09/28/2026)
- Tak Shing, Lam: /s/ Tak Shing, Lam, Tak Shing, Lam/Director (09/28/2026)